

January 27, 2012

<u>Via E-mail</u>
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West 2nd Street
Winston-Salem, NC 27101

      Re: BB&T Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 25, 2011
           Forms 10-Q for the Fiscal Quarter Ended September 30, 2011
           Filed November 9, 2011
           File No. 001-10853

Dear Mr. King:

We have reviewed your correspondence filed with the Commission on January 19, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2011</u>

<u>Note 14. Fair Value Disclosures, page 41</u>

1. We note your response to prior comment three to our letter dated January 4, 2012 where you indicate that your system of internal controls has evolved over time to reflect changes in the availability of fair value information, whether based on actions taken by management, or based on changes in the marketplace. We acknowledge your increased level of controls in this area and remind you of the requirements to maintain: 1) a system of internal control over financial reporting sufficient to provide, among other things,

reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and 2) accurate and reasonably detailed books and records. Please confirm to us that you understand these requirements and further, please respond to the following and explain, as applicable, how you plan to address the below matters in your future evaluations:

- We note where you discuss the backtesting of security sales performed in order to evaluate the relative accuracy of fair value estimates provided by your pricing service. Your response indicates that the results of your testing indicated that the daily pricing provided by the third party pricing service was within a weighted-average range of 98.1% - 100.6% of the price of actual executed trades. Please clarify how frequently you get prices from the pricing services for your portfolio (i.e. daily, weekly, quarterly) in order to perform this backtesting analysis. Please also clarify whether you conduct these backtesting procedures as the sales are conducted, or whether the testing is performed on a quarterly basis. In this regard, we note the population tested appears to represent nearly all of your available-for-sale securities sold during 2010 and nearly 90% of your available-for-sale securities sold during 2009.

- We note where you discuss the pricing services development of a market-based pricing matrix that is used to estimate the fair value of mortgage-backed securities issued by a GSE, and then a separate market-pricing matrix that is used to estimate the fair value of state and political subdivisions. Please discuss in further detail how this matrix is tested under your process, including whether you test the yield curves used by the pricing services for these matrices, along with a discussion as to how you use the matrix. Additionally, please discuss how the matrices factor in liquidity adjustments that may be necessary for any of these securities, such as some of the less frequently traded state or political subdivisions. Finally, we note the additional controls you established during 2011 to request additional information from the pricing service for a certain number of securities. Tell us whether you are able to determine when the pricing service is using comparable trades to value the security versus using the pricing matrix that focuses on these other inputs.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant